

Mail Stop 3720

July 7, 2006

Laurie A. Bebo
Chief Operating Officer
Assisted Living Concepts, Inc.
111 West Michigan Street
Milwaukee, WI 53203

> **RE:** **Assisted Living Concepts, Inc.**
> **Registration Statement on Form 10**
> **Filed June 7, 2006**
> **File No. 1-13498**

Dear Ms. Bebo:

We have reviewed the above filing and have the following comments. Where indicated, we think that you should revise your Form 10 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

Exhibit 99.1

1.   Please provide us with your analysis as to why the issuance of Assisted Living Concepts shares in the spin-off does not require Securities Act registration. To the extent you are relying on the guidance set forth in Staff Legal Bulletin No. 4 (CF) dated September 16, 1997, please demonstrate for us how the transaction meets the conditions under Question 4. In particular, address how the spin-off is pro rata to the Extendicare shareholders while considering that:

- for each Multiple Voting Share held, holders of Extendicare Multiple Voting Shares can receive 1.075 shares of Class A common stock of ALC upon conversion of a share of Class B common stock of ALC;

- holders of Extendicare Multiple Voting Shares will receive 1.075 Extendicare common shares for each Multiple Voting Share held;

- Extendicare common shares received in the transaction can be exchanged for units of Extendicare Holding Partnership instead of units of Extendicare REIT; and

- shareholders that validly exercise dissenters' rights will receive cash instead of securities.

2.   Further, please provide a detailed analysis as to why the issuance of units in connection with the reorganization of Extendicare into an REIT is not required to be registered under the Securities Act. Include in the analysis citation to relevant statutory sections (including, for example, Section 3(a)(10) of the Securities Act), regulations, no action letters, case law, staff guidance, releases, and/or publicly available telephone interpretations.

3.   According to disclosure on page F-32, after Extendicare contributes a Canadian denominated note receivable of Cdn $72.0 million to Assisted Living Concepts, you will have the option to convert that note into units of the Extendicare REIT. Please revise the information statement as follows:

- disclose in the summary section on page 5, the questions and answers section on page 10, and in all other sections of the document where the Cdn $72 million note is discussed, that the note is convertible at your option into units of the Extendicare REIT;

- revise those risk factors pertaining to your ongoing relationship with Extendicare to clarify that the convertible note will allow you to potentially acquire a percentage of the REIT units of Extendicare and share in a portion of the earnings of Extendicare;

- expand the MD&A section to include a summary of the business purpose of the initial Cdn $72 million capital contribution to Assisted Living Concepts and the subsequent loan of that amount back to Extendicare in exchange for a Cdn $72 million note receivable;

- summarize the conversion terms of the note in MD&A, "Our Separation From and Relationship with Extendicare After the Exchange" (page 94), and "Description of Our Capital Stock" (page 106); and

- revise MD&A and other relevant sections to clarify, based on the conversion terms of the note, the percentage of outstanding REIT units (on a when issued basis) you would be entitled to receive upon conversion of the note.

4.   Please file the new employment contracts for your corporate officers and all agreements governing the separation from and relationship with Extendicare with the next amendment to your Form 10, or provide us with draft copies of those agreements when you file your response to this comment letter.

5.   We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by AON Risk Consultants. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing each statement with the underlying factual support. Confirm for us that these documents are publicly available.

Letter to Shareholders

6.   Please revise the statement in the second paragraph that you "intend to enhance shareholder value" and other similar statements to clarify that you cannot provide any assurance in this regard.

Cover Page

7.   Disclose that the Class B common stock will be convertible, at the option of the holder, into 1.075 shares of Class A common stock.

Summary, page 2

8.   Please revise to decrease the length of your summary. Your summary should provide a clear, concise, balanced, and accurate description of the most material aspects of your business plans and your prior operating history. Much of the disclosure you currently include is too detailed for the summary and is repeated verbatim in the business section. For example, consider eliminating or substantially reducing the extensive discussion of your business strengths and strategy, which is more appropriate for your business section. Also consider reducing the description of the company to a couple of paragraphs summarizing your business operations following the spin-off and plans for the future.

Our Business, page 2

9.   Revise to clarify the significance of the term "private pay sources" in the first
        paragraph of this subsection.

Our History, page 5

10.   Provide a brief description of the business and assets that Extendicare will retain
        after the spin-off. Also clarify the materiality of the holdings in Omnicare, BNN
        Investments Ltd., and MedX Corporation, and the business reasons for the
        transfer of those minority interests to you.

Summary of the Transactions, page 7

11.   In the third bullet point, identify the "certain holders" who may elect to receive
        units of Extendicare Holding Partnership in lieu of units of Extendicare REIT and
        the purpose of providing such an option.

Questions and Answers about ALC and the Exchange, page 9

12.   Revise the first bullet point to provide objective support for your statement that
        the separation will result in "strong balance sheets" for the two organizations, and
        ensure that you provide balanced disclosure about the companies' financial
        conditions.

Risk Factors, page 14

General

13.   When discussing a risk, please quantify how current operations would be effected
        if the risk materialized, to the extent practicable. For example:

        •   in the risk factor "Labor costs comprise a substantial portion of our operating
            expenses" (page 16), disclose the percentage of your certified nursing
            assistants that are temporary help;
        •   in the risk factor "We self-insure a portion of our workers compensation,
            health and dental and certain other risks" (page 17), disclose the costs
            incurred to self-insure your health and dental coverage and to insure against
            workers compensation risks;
        •   in the risk factor "Costs associated with capital improvements could
            adversely affect our profitability" (page 22), disclose the amount of capital
            expenditures the company plans on incurring in the current fiscal year; and

- in the risk factor "Our indebtedness and long-term leases could adversely affect our liquidity…" (page 23), quantify your anticipated debt service obligations following your separation from Extendicare.

  These are merely examples. Please revise all of your risk factors to specifically clarify how current operations would be effected if an identified risk materialized.

"Failure to comply with environmental laws, including laws regarding the management of infectious medical waste...," page 19

14.   If material, revise this risk factor to disclose the ongoing asbestos remediation obligation, as more fully discussed on page F-15.

Conflicts of interest may arise between us and Extendicare…, page 24

15.   To assist investors in realizing the likelihood of the risk, please state what percentage of your board immediately following the spin-off will be comprised of directors that hold positions with Extendicare or own significant amounts of Extendicare's securities. Please also state which of your executive offices will be held by individuals that hold positions with Extendicare or significant amounts of Extendicare's securities. In an appropriate location in the document, describe any corporate mechanisms that will be in place to resolve some of the conflicts mentioned in this risk factor, such as the presentation of business opportunities. If no corporate mechanism will exist to handle such conflicts of interest, this fact should also be disclosed.

"Substantial sales of our Class A common stock following the Exchange...," page 26

16.   Disclose that in addition to all of the shares of Class A common stock that may be resold immediately in the public market, the holders of the Class B common stock also may convert those shares into 1.075 shares of Class A common stock and sell them into the open market.

A significant stockholder will control the direction of our business, page 27

17.   Disclose that Mr. Hennigar, a member of the Jodrey family, is your chairman nominee.

Unaudited Pro Forma Condensed Combined Financial Statements, page 36

18.   Please revise to include pro forma earnings per share information that gives effect to the "Separation" transaction and your new capital structure, pursuant to Rule 11-02(7) of Regulation S-X.

19.   Please omit the pro forma balance sheet as of December 31, 2005 on page 40.
       This presentation is not contemplated by Rule 11-02(c)(1) of Regulation S-X.

20.   Refer to the second paragraph of page F-32, which indicates that your planned
       Cdn $ 72.0 million 10 year receivable from Extendicare will be convertible into
       equity units of Extendicare REIT at your option. Disclose how you plan to
       account for your investment in this financial instrument. Disclose management's
       intentions regarding the conversion of this instrument and include additional pro
       forma information giving effect to the range of possible results due to the
       possibility that Assisted Living Concepts may convert this instrument. See Rule
       11-02(b)(8) of Regulation S-X.

21.   We note in the last paragraph of page F-10 that the approval of local planning
       commissions is necessary before Assisted Living Concepts can acquire the 15
       remaining facilities from Extendicare. It appears you should reflect a $44.9
       million liability in your pro forma balance sheet if approval by the commissions is
       assured. Otherwise, it appears you should remove the carrying value of the facilities
       from your pro forma balance sheet and give effect to the range of possible results in
       your pro forma data, pursuant to Rule 11-02(b)(8) of Regulation S-X.

22.   We note Assisted Living Concepts insures general and professional liability risks
       with Laurier Indemnity Company Ltd, an affiliate insurance subsidiary of
       Extendicare. Disclose whether or not Assisted Living Concepts will continue to
       obtain the same insurance coverage at the same price from Laurier or other
       unrelated insurers and advise us. It appears it may be necessary to give pro forma
       effect to the cost of obtaining insurance. Also, it is not clear if Laurier will
       continue to be responsible for losses incurred in periods prior to the separation
       transaction, including incurred but not reported losses. If your subsidiary Pearson
       Indemnity Company, Ltd will be assuming any losses from Laurier Indemnity
       Company Ltd, you should clearly disclose this and give effect to it in your pro
       forma balance sheet.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 44

General

23.   Expand your discussion of results of operations and capital resources to address
       the uncertainties surrounding whether or not you plan to convert the Cdn $ 72.0
       million convertible note that you will receive as part of the planned separation
       from Extendicare. See Item 303(a)(2)(ii) and 303(a)(3)(ii) of Regulation S-K.

24.   Similarly, if material, expand your discussion of results of operations and capital resources to address any uncertainties concerning possible future adjustments to receivables and revenues in connection with contractual provisions with third party payors. See Item 303(a)(2)(ii) and 303(a)(3)(ii) of Regulation S-K. Otherwise, please advise.

25.   We note Assisted Living Concepts has a working capital deficit as of March 31, 2006, on both an historic and a pro forma basis. Alert investors to this circumstance and discuss in MD&A the Company's ability to meet its current obligations and fund its operations.

26.   Please revise to provide quantitative and qualitative market risk disclosures about your exposure to changes in the fair value of debt instruments and interest rate risk. See Item 305(a) of Regulation S-K and provide separate quantified disclosure, to the extent material, for each market risk disclosure category. Select from one of the three disclosure alternatives provided in Item 305(a). If the exposure is not material, see General Instruction 5B to Paragraphs 305(a) and 305(b) and demonstrate to us how you assessed your risk for each category of market risk for your fixed rate debt.

Basis of Presentation of Historical Combined Financial Statements, page 45

27.   We note that your financial statements reflect the transfer of assisted living facilities currently operated by Extendicare. On page F-10, however, you disclose that you need to obtain the approval of a local planning commission before you can acquire 15 remaining facilities from Extendicare. Indicate whether or not approval by the commission is assured; if not, it appears that your transaction is structured so that significantly different results may occur. Please revise MD&A to discuss the uncertainties arising from your accounting for those asset transfers as though they were already completed. Disclose when you anticipate receiving approval and completing the acquisition of the remaining properties, and address your plans in the event you do not receive approval. Further, clarify how the assumptions regarding the asset transfers impacted your financial condition.

Business Overview, page 47

28.   The Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding your discussion of any known trends or

uncertainties that could materially affect your results of operations in the future, such as:

- how the "additional costs of being a publicly listed company" (page 37) will impact your company in the future;
- the financial impact of the costs you expect to incur as a result of operating as an independent company separate from Extendicare, such as any increased costs associated with reduced economies of scale or developing your own administrative functions that Extendicare will provide for only a limited period of time, any financial commitments you will have to Extendicare in connection with the separation agreement, etc.; and
- the costs associated with your expansion plans, including through acquisitions and building additional capacity.

EBITDA and EBITDAR, page 50

27.   Since your measures identified as "EBITDA" and "EBITDAR" are apparently measures of operating performance, note that it is generally not appropriate to exclude "non-cash" and certain "gains and losses, including disposal of assets and impairment of long-lived assets and loss on refinancing and retirement of debt and rent expenses incurred for leased assisted living properties" since these charges are recurring. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at:
<http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm>. If you continue to present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosure explaining why management believes a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following:

- the manner in which management uses the non-GAAP measure to conduct or evaluate the business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and
- the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Liquidity and Capital Resources, page 62

Debt Instruments, page 64

28.   File the note and loan agreements discussed in this subsection as exhibits to the registration statement and provide summaries of any additional material terms, such as financial covenants, ratios and events of default. In particular, note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company's ability to undertake financing to a material extent. Please do the same for the new line of credit once you have entered into the credit facility.

Future Liquidity and Capital Resources, page 67

29.   Revise to clarify whether your cash from operations, sources of liquidity, and borrowings will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. Please also provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

30.   Clarify in the first paragraph whether you intend to borrow under the credit facility to fund the $44.9 million payable to Extendicare for the remaining 15 assisted living properties and, if not, disclose the anticipated source of funds.

Contractual Obligations, page 68

31.   It does not appear that the contractual obligations table includes interest payments on debt. Please either explain why the table excludes the anticipated interest payments or revise the table to include interest payments.

Our Separation from and Relationship with Extendicare after the Exchange, page 94

32.   State the expected period of time during which Extendicare will provide the transition services for you. Disclose the amounts you are required to pay to Extendicare in exchange for these services and any other financial commitments you will have to Extendicare in connection with the separation. Also provide a fuller description of the "purchasing services" that Extendicare will provide. In addition, indicate whether there are any key services that Extendicare will no longer provide following the separation.

Security Ownership of Certain Beneficial Owners and Management, page 99

33.   Reflect in the table the Class A shares that the Class B shareholders will be deemed to beneficially own since the Class B shares will be convertible immediately following the spin-off.

34.   To the extent not widely held, identify by footnote the natural person(s) with voting and/or investment control over the shares held by the entities listed in the table, such as Clearwater Capital Management Inc.

35.   We note that you did not list Mr. Hennigar as beneficial owner of the shares held by Scotia Investments Limited despite the footnote disclosure that he is a member of the Jodrey family. Advise us why you believe Mr. Hennigar may not be deemed to beneficially own the shares of common stock owned by Scotia Investments Limited pursuant to Rule 13d-3.

Financial Statements

Notes to Combined Financial Statements

2. ALC Separation Transaction.

b) Transactions in 2006 Prior to ALC Separation Transaction, page F-10

36.   Please clarify in the last paragraph on page F-10 how you accounted for the purchase of the 14 assisted living facilities and how you will account for the purchase of the remaining 15 facilities, and advise us.

c) Basis of Presentation of ALC Combined Financial Statements, page F-11

37.   Refer to the first sentence of the third full paragraph on page F-12, which indicates that you have used estimates to allocate certain costs incurred by your parent company, Extendicare, for your benefit. See the guidance in interpretive response 2 of SAB Topic 1B1 and expand this disclosure to include a more complete description of your methods for allocating charges incurred by your parent company to Assisted Living Concepts. Include management's assertion that the allocation methods used are reasonable.

38.   Further, since transactions between related parties are not arms length, this footnote disclosure should be expanded, if practical, to include disclosure of management's estimates of what these expenses would have been on a stand alone basis. Otherwise, please advise.

i) Revenue Recognition, page F-15

39.   Address in your revenue recognition policy disclosure how you account for third party contractual adjustments and discounts.

11. Accrual for Self-Insured General and Professional Liabilities, page F-23

40.   Disclose the type of coverage obtained from Laurier Indemnity Company, Ltd (i.e. incurrence based or claims made) and the amount of coverage obtained for each insured risk. We note the amount of premiums paid to Laurier Indemnity Company, Ltd is disclosed in Note 13. Consistent with SAB Topic 1:B.1, disclose how the premiums were determined, provide management's assertion that this methodology is reasonable, and if practicable, your estimate of what the expense would have been on a stand alone basis.

41.   Quantify here or in Note 15 Assisted Living Concepts' exposures to loss as a result of self insuring certain risks.

19. Subsequent Events
(d) Transfer of Cash, Share Investments and Notes Prior to ALC Separation, page F-32

42.   Please disclose the conversion terms of the 10-year Cdn $ 72 million note and the voting percentage in Extendicare REIT Assisted Living Concepts would hold upon conversion, and advise us.

Schedules

43.   Include the information required by Rule 12-09 of Regulation S-X.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: Erik Tavzel, Esq.
        Cravath Swain & Moore LLP
        Via Facsimile: (212) 474-3700